UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ESAB Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-41297	87-0923837
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

 909 Rose Avenue, 8th Floor
North Bethesda, MD 20852
(Address of Principal Executive Offices) (Zip Code)

Curtis E. Jewell, Senior Vice President, General Counsel and Secretary
(301) 323-9099
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box below to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: https://investors.esabcorporation.com/financials/sec-filings. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01. Exhibits

1.01 Conflict Minerals Report for the calendar year ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 29, 2026		ESAB Corporation
(Registrant)
		By:	/s/ Curtis E. Jewell
		Name:	Curtis E. Jewell
		Title:	Senior Vice President, General Counsel and Secretary